ThematerialthatfollowsisapresentationofgeneralbackgroundinformationaboutPampaEnergíaS.A.(“Pampa”orthe“Company”)asofthedateofthepresentation.Itisinformationinsummaryformanddoesnotpurporttobecomplete.Itisnotintendedtoberelieduponasadvicetopotentialinvestors.Thispresentationisstrictlyconfidentialandmaynotbedisclosedtoanyotherperson.Norepresentationorwarranty,expressorimplied,ismadeconcerning,andnorelianceshouldbeplacedon,theaccuracy,fairness,orcompletenessoftheinformationpresentedherein. Thispresentationcontainsinformationandstatementsthatareforward-lookingwithinthemeaningofSection27AoftheU.S.SecuritiesActof1933,asamended(the'SecuritiesAct')andSection21EoftheU.S.SecuritiesExchangeActof1934,asamended.Forward-lookingstatementsarestatementsthatarenothistoricalfacts.Thesestatementsareonlypredictionsbasedonourcurrentassumptions,expectationsandprojectionsaboutfutureevents.Forward-lookingstatementsmaybeidentifiedbythewords'believe','expect','anticipate','target',orsimilarexpressions.WhilePampa'smanagementbelievesthattheexpectationsreflectedinsuchforward-lookingstatementsarereasonable,investorsarecautionedthatforward-lookinginformationandstatementsaresubjecttovariousrisksanduncertainties,manyofwhicharedifficulttopredictandaregenerallybeyondthecontrolofPampa,whichcouldcauseactualresultsanddevelopmentstodiffermateriallyfromthoseexpressedin,orimpliedorprojectedby,theforward-lookinginformationandstatements.Theserisksanduncertaintiesinclude,butarenotlimitedto,changingbusiness,regulatory,politicalorothermarketconditionsinArgentinaandelsewhere,thecompletionofournewgenerationprojects,thecompletionofourdistributionandtransmissionsubsidiaries'tariffrevisionprocess,theprospectsforgrowthanticipatedbyourmanagement,andtheotherrisksanduncertaintiesdiscussedinourreportsandotherdocumentsfiledwiththeU.S.SecuritiesandExchangeCommission.Further,Pampaundertakesnoobligationtopubliclyupdateitsforward-lookingstatements,whetherasaresultofnewinformation,futureevents,orotherwise,normakesanyrepresentationorwarranty,expressedorimplied,astotheaccuracyorcompletenessoftheinformationcontainedherein,andnothingcontainedhereinis,orshallberelieduponasapromiseorrepresentationthatanysuchforwardlookingstatementswillbeachieved.Managementisnotmakingandyoushouldnotinferanyrepresentationaboutthelikelyexistenceofanyparticularfuturesetoffactsorcircumstances. Thispresentationdoesnotconstituteanoffer,orinvitation,orsolicitationofanoffer,tosubscribefororpurchaseanysecurities.Neitherthispresentationnoranythingcontainedhereinshallformthebasisofanycontractorcommitmentwhatsoever.SecuritiesmaynotbeofferedorsoldintheUnitedStatesunlesstheyareregisteredorexemptfromregistrationundertheSecuritiesAct.AnyofferingofsecuritiestobemadeintheUnitedStateswillbemadebymeansofaprospectusorofferingpreparedinconnectionwithanysuchoffering. Unlessotherwiseindicated,thecalculationoftheincomestatementfiguresinUS$isderivedfromthesumof:1PampaEnergiaS.A.stand-alonefinancialresultsintransactionalUS$,2powergenerationandothersubsidiariesfinancialresultsintransactionalUS$,and3thefinancialresultsofTransenerandTGS(holdingandotherssegment)affiliatesexpressedinArgentinepesosdividedbytheexchangerateattheendofperiod. ConversionsfromlocalcurrencyreportingtoUS$shouldnotbeconsideredrepresentationsthatanysuchamountshavebeen,couldhavebeenorcouldbeconvertedintoUS$atthatoratanyotherFX.Moreover,asaresultoffluctuationsintheUS$toAR$exchangerate,theexchangerateusedintheconversionmaynotbeindicativeofcurrentorfutureexchangerates.